IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

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IRVINE, CALIFORNIA 92612

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August 24, 2020

By EDGAR

Valian Afshar, Esq.

Edwin Kim, Esq.

Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Bare Metal Standard Inc. (“BRMT” or the “Registrant”) File No. 00-55795

Dear Messrs. Afshar and Kim:

We write further to our telephone conversation of earlier today. In particular we focus on the first comment in your letter of August 14, 2020 which provided:

1. In reply to our comment 1 in our correspondence dated August 7, 2020, you described Section 5(c) of the Asset Purchase Agreement as a “condition to the sale of [BRMT’s] assets to Code 96.” We note, however, that the Closing (as defined in the Asset Purchase Agreement) does not appear to be expressly conditioned upon the Seller’s acquisition of a new business as contemplated by Section 5(c). Please supplement your response by providing us with a legal analysis specifically addressing whether or not the sale of assets will constitute a transaction (or the first in a series of transactions) that has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)(A).

Company’s Response:

Rule 13e-3 (a)(3)(ii)(A) provides:

“(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d)…”

Valian Afshar, Esq.

Edwin Kim, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 24, 2020

Rule 12g-4 (§240.12g-4) applicability.  The Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable to the transactions contemplated in the Schedule 14A because, prior to and at the time of the preliminary proxy statement, the Company had fewer than 300 record holders of its common shares (as discussed above) and was therefore already eligible, prior to filing the preliminary proxy statement with the Commission, to terminate the registration of its common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d).

In accordance with the guidance set forth in Question 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, the Company believes that the transactions contemplated in its Schedule 14A could not be deemed to have “caused” the Company’s common shares to become “eligible” for termination of registration or suspension of the Company’s obligation to report since the Company’s common stock currently is held by 57 record holders such that it was already eligible for termination/suspension prior to filing the preliminary proxy statement.

Due to the Company only having 57 shareholders and less than $10 million in assets, the shares of common stock of BRMT are already eligible for termination of registration under Rule 12g-4.

We trust that we have adequately shown that the Company is not engaging in a transaction or a series of transactions intended for the Company to go private—the Company would be eligible to do so by filing a Form 15 at present before the contemplated transactions.

Also in response to the oral request of the Disclosure group, we are concurrently filing an amended Definitive Proxy Statement containing the complete financial information, including auditors’ notes for fiscal 2018 and 2019 and the second fiscal quarter of 2020.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff
Michael E. Shaff